May 26, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Jeffrey B. Werbitt, Esq.

    Re:      Spartan Stores, Inc.
             Preliminary Schedule 14A filed on May 16, 2005 by Loeb Partners Corporation
             File No. 000-31127
             -----------------------------------------

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in their letter dated May 23, 2005 (the "Letter") relating to our above-captioned filing. Any references in this letter to the "Proxy Statement" refer to our Preliminary Proxy Statement on Schedule 14A, File Number 000-31127.

         The numbers of our responses correspond to the numbers of the comments in the Staff's Letter. The page numbers referenced below refer to the marked copy of the Proxy Statement.

General
-------

         Comment

1. We note your disclosure in footnote 1 that you may modify your materials if matters other than the election of directors will be considered at Spartan's annual meeting. Please revise to disclose, if true, that your statement applies to matters set forth on the company's proxy card and that your representatives will use their discretion on matters that are not included on Spartans' proxy card. Also, supplementally clarify how you plan to "modify" your materials and address any potential need to recirculate a new proxy statement and form of proxy to address additional matters. For example, explain whether you may add additional matters from Spartans' proxy card to your proxy card rather than abstaining from the vote?

         Response

         We have amended the Proxy Statement to address the Staff's comment. See page 1 of the Proxy Statement.

Voting Procedures, page 5
-------------------------

         How will my shares be voted?, page 6
         ------------------------------------

         Comment

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Securities and Exchange Commission
May 26, 2005
Page 2


2. You disclose that submitting the proxy card will entitle your representatives to vote in accordance with their discretion on matters not described in "this proxy statement that may arise at the 2005 Annual Meeting." Please revise to clarify, if true, that your representatives will only vote in accordance with their discretion on matters not described in Spartan's 2005 proxy statement.

         Response

         We have amended the Proxy Statement to address the Staff's comment. See pages 6 and 8 of the Proxy Statement.

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Securities and Exchange Commission
May 26, 2005
Page 3


         Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact our outside counsel, Patrick Dooley of Akin Gump Strauss Hauer & Feld LLP, at (212) 872-1080 or, in his absence, David Bersh at (212) 872-8056.


                                           Sincerely,


                                           /s/ Thomas L. Kempner
                                           ---------------------
                                           Thomas L. Kempner

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